Dundee Corporation Announces Share Purchase Intentions

Toronto, January 18, 2008: Dundee Corporation (DC.A-T) announced today that it intends to purchase up to 5% of the outstanding common shares of DundeeWealth Inc.  (DW-T). Such purchases will be made from time to time subject to pricing and availability within the next 12 months through the facilities of the Toronto Stock Exchange.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect more than $65 billion under management and administration. Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc. Dundee Corporation's real estate activities are conducted through its 77% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States. Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation Ned Goodman President and Chief Executive Officer (416) 365-5665	Dundee Corporation Joanne Ferstman Executive Vice President and Chief Financial Officer (416) 365-5010